

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2012

Via Email
Mr. Thomas W. Toomey
Chief Executive Officer
UDR, Inc.
1745 Shea Center Drive, Suite 200
Highlands Ranch, CO 80129

> **Re:** **UDR, Inc.**
> **File No. 001-10524**
> **United Dominion Realty, LP**
> **File No. 333-156002-01**
> **Form 10-K**
> **Filed February 27, 2012**

Dear Mr. Toomey:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

Capital Expenditures, page 42

1. We note your tabular disclosure of recurring capital expenditures and capital expenditures for major renovations on page 43 and capital expenditures related to development activities on page 8. In future filings, please provide a narrative discussion of fluctuations from year to year and expectations for the future.

2. We note from your disclosure on page 83 that development costs such as interest, real estate taxes, insurance, and allocated development overhead related to support costs for personnel working directly on the development site are capitalized during the

construction period. Please disclose in future filings the amount of payroll and other soft costs that are capitalized or deferred, and provide an analysis of significant fluctuations to the extent that these costs are material. In addition, please tell us the methodology used to determine the amounts of payroll and other G&A costs to be allocated to each specific asset.

Apartment Community Operations, page 53

3.   We note your discussion of property NOI on page 53. Please expand your disclosure in future periodic reports to disclose in detail how property NOI is defined. For example, please clarify whether it includes tenant improvements and leasing commissions, ground rent, lease termination fees or property marketing costs. In addition, please more specifically describe what "property management expenses" have been excluded.

Note 5. Joint Ventures, page 92

Unconsolidated Joint Ventures, page 93

4.   We note that you entered into joint ventures in October 2010 and May 2011. Given that you have a 95% interest in each of these entities, please tell us how you determined that these entities should be accounted for as equity method investments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief